EXHIBIT 99.4

For Further Information Contact:

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

For Immediate Release:

NYMOX REPORTS NOTICE: California Court Issued A Temporary Restraining Order Enjoining Lanham, Riley, Cutler And Their Nevada Company After Court Hearing In Santa Ana, California, November 2, 2023

Ex-Employees and Agents, and those working in concert with them, are ordered by a California Court to stop using, disclosing, relying on, or otherwise make publicly available Nymox privileged information, and to return all Nymox material to the Company

IRVINE CA, November 3, 2023. Nymox Pharmaceutical Corporation (“Nymox” or the "Company") [OTC Markets---NYMXF] announced today that a United States court in Orange County, California has ruled against the group of ex-employees and agents Lanham, Riley, and Cutler, as well as their Nevada company. The  Superior Court of the State of California, Orange County ruled in favor of Nymox’s application for a temporary restraining order, and ordered Randall Lanham, Richard Cutler, Christopher Riley, and their Nevada company (“defendants”) from using, disclosing, relying on, or otherwise making publicly available any Nymox attorney-client privileged information, and to turn over or make available to Nymox any and all Nymox Information and Nymox Property in their possession, custody, or control.

This is a positive step in Nymox’s efforts to protect its shareholders from the defendants’ numerous attempts, with funding by the AscellaHealth company (“Ascella”), to essentially steal all of the Company’s assets. The Court Order also will ensure the return to the Company of its corporate documents that the Company’s former General Counsel, Mr. Lanham has refused to return, despite being ethically bound to do so. This also protects the Company’s shareholders by preventing the further disclosure and release of highly sensitive attorney-client privileged information that Mr. Lanham has publicly disclosed and used to benefit himself, and harm the Company and its shareholders.

Given this Order, we urge all shareholders to contact Nymox if they receive or have received communications from any of the above-mentioned individuals, including CRNSV, that they believe may contain Nymox attorney-client privileged information.

Nymox is pleased to have the support of the vast majority of its shareholders, and to know that, despite many months and hundreds of thousands of dollars, the Riley-Lanham group and its co-conspirators have only managed to garner the support of a small group of shareholders.

More good milestones to follow for your Company.

Paul Averback MD, CEO of Nymox said, "We are extremely pleased that the California Court has agreed with us, and enjoined the defendants from using, disclosing, relying on, or otherwise making publicly available highly sensitive privileged information. We again thank our long-term supporters and all team members and expert collaborators from many disciplines for their solid contributions and steady efforts involved in the ongoing process. We will continue to provide updates and communications to our valued supporters whenever appropriate. "

About NYMOX

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX (TM) to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

Nymox recently reported 10-year follow-up new data on all available patients from its U.S. clinical trial of NYMOZARFEX (TM) for the treatment of low grade localized prostate cancer. The available long-term data newly assessed, confirmed that all available data shows that the NYMOZARFEX (TM) treatment had important and statistically significant benefit for reducing the long-term progression of these prostate cancers.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX (TM) administrations. NYMOZARFEX (TM) has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.